OLYMPIA MEDIA HOLDINGS LIMITED

ChinaGrowth South Acquisition Corporation

December 2008

This presentation was filed with the Securities and Exchange Commission as part of the Form 6K filed by
ChinaGrowth South Acquisition Corp. (“CGSAC”) on December 19, 2008.

Morgan Joseph & Co. Inc. (“Morgan Joseph”) was the lead underwriter of CGSAC’s initial public offering consummated in January 2007. CGSAC, Olympia Media Holdings Limited (“OMH”), their respective directors and executive officers and Morgan Joseph may be deemed to be participants in the solicitation of proxies for the OMH special meeting of stockholders at which stockholders will be asked to approve this transaction.

Stockholders of CGSAC and OMH and other interested persons are advised to read CGSAC’s proxy statement, when available, in connection with CGSAC’s solicitation of proxies for the special meeting at which CGSAC’s stockholders will be asked to approve the acquisition because these proxy statement contains important information. Such persons can also read CGSAC’s final prospectus, dated January 23, 2007, as well as periodic reports, for more information about CGSAC, its officers and directors, and their interests in the successful consummation of this business combination.

The proxy statement will be mailed to CGSAC’s stockholders as of a record date to be established for voting at the special meeting. CGSAC’s stockholders will also be able to obtain a copy of the proxy statement, the final prospectus and other periodic reports filed with the Securities and Exchange Commission, without charge, by visiting the
Securities and Exchange Commission’s internet site at (http://www.sec.gov).

Investor Presentation

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995, about CGSAC, OMH and their combined business after completion of the proposed acquisition.
Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of OMH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; weather and natural disasters; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations;
legislation or regulatory environments, requirements or changes adversely affecting the businesses in which OMH is engaged; fluctuations in consumer demand; management of rapid growth; intensity of competition from other service companies; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in CGSAC’s filings with the Securities and Exchange Commission, including its report on Form 20F for the period ended December 31, 2007. The information set forth herein should be read in light of such risks. Neither
CGSAC nor OMH assumes any obligation to update the information contained in this presentation.

This presentation contains disclosures of EBITDA for certain periods, which may be deemed to be a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission.
Management believes that EBITDA, or earnings before interest, taxes, depreciation and amortization, is an appropriate measure of evaluating operating performance and liquidity, because it reflects the resources available for strategic opportunities including, among others, investments in the business and strategic acquisitions. The disclosure of
EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, and not a substitute, or superior to, operating income, cash flows, revenue, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

Safe Harbor

ChinaGrowth South Background

ChinaGrowth South Acquisition Corporation (“CGSAC”)

In January 2007, CGSAC raised approximately net $38 million through its IPO

Each unit consists of one share of common stock and one warrant with an exercise price of $6.00

On December 16, 2008, CGSAC entered a definitive agreement to acquire Olympia
Media Holdings Limited (“OMH”) with CGSAC surviving the acquisition and changing its name to China TopReach Inc.

CGSAC is a foreign private issuer, whose proxy materials are not subject to review by the SEC

The transaction is expected to close in January 2009

OMH intends to seek a NASDAQ listing upon closing

Investment Highlights

The first mover and leading privately owned print media enterprise in China amid the recent opening-up of Chinese media industry

Robust and highly fragmented industry with significant market potential

Revenue increased approximately 85% in 2007 and is expected to more than double in 2008

Proven scalable business model and high organic growth

Low concentration risk in geographic locations and customers

Unique, sophisticated MAITS database system providing real-time analysis of local print media markets

Online newspapers website complementary to print media

Substantial barrier to entry due to significant startup capital expenditure required and deep knowhow in operation

Devoted management team with rich experience in print media planning and content planning and providing, distribution and advertising

Attractive Industry Dynamics

(1)

CITIC Securities Co., Ltd, The Investment Strategy for Media Industry in the second half of 2008, 2008

(2)

Newspaper Association of America

(3)

Report on China’s Human Development 2007~2008 issued by UN on November 16, 2008

(4)

Wikipedia and CIA WorldFactBook, August 2008.

Newspapers are still the most popular information source in China

According to the Fifth Chinese National Reading Statistics, issued by China Publishing Scientific Research Institute, the newspapers reading rate in China is 73.8%, the highest among various information sources. The newspapers reading rate in the U.S. is about 37% for Sunday and 31% for Daily according to the Fall 2007
Study by Mediamark Research, Inc. (The reading rate refer to the ratio of people who have constant reading habit to the total population)

The Chinese print media market is experiencing high growth

Annual growth rate of newspaper advertising revenue (YoY): 17% for ten years.  The newspaper ads grew 23%
in 2007 compared with that in 2006(1)

In 2007, the total newspaper advertising revenue of China was approximately US$5.1 billion (1), only 1/8 that of
US (US$42 billion in 2006 (2))

According to  Advertising Expenditure Forecasts (March 2008) by ZenithOptimedia, the total advertising revenue of
China is expected to be US$21.2 billion in 2009 and US$24.3 billion in 2010

The Chinese media industry is lagging far behind developed countries in terms of total revenue, expenditure per capita, and industry maturity. China has begun reform and opening up of the traditional media industry thus creating large opportunities for private investments and public exits from this industry

Chinese print media, especially advertisement on print media, has been growing steadily for years due primarily to

Growing need for attractive newspaper due to improving living standard and literacy level (Chinese adult literacy rate reached 90.69%(3) )

Urbanization brings demand for low cost and easy-to-access newspaper, creating more advertisement demand, such as real estate and consumer products. Urban population is expected to increase to 931 million by 2035(4)

Chinese Print Media Overview

33

2

Average Ad Revenue Per Newspaper in
2006 (US$ in million)

1,400

1,938

Number of Newspaper

UNITED STATES

CHINA

(1)

Report on Development of China’s Media Industry (2007~2008)

(2)

Morgan Stanley Research

(3)

Calculation based on the total ad revenue of newspaper on table below

(4)

Newspaper Association of America; CITIC Securities Co., Ltd, The Investment Strategy for Media Industry in the second half of 2008, 2008

(1)

(2)

(3)

The Chinese newspaper sector is highly fragmented, presenting attractive consolidation opportunity

Chinese newspapers are not permitted to operate across provinces except a few controlled by the central government

State-owned companies lack flexibility due to control of government. Local state-owned newspaper is difficult to acquire newspaper in other cities due to local protection

Revenue per Chinese newspaper is very low

(4)

0

10

20

30

40

50

98

99

00

01

02

03

04

05

06

07

(Jan-Sep) 08

China and U.S. Newspaper Ads

$1.3

$1.4

$1.5

$1.9

$2.3

$2.9

$2.8

$3.1

$3.9

$5.1

$5.5

$43.9

$46.3

$48.7

$44.3

$44.1

$44.9

$46.7

$47.4

$46.6

$42.2

$25.4

China

US

OMH, founded in 2001 and headquartered in Fuzhou, is the leading privately owned aggregator and operator of print media businesses in China

Successfully built a nationwide print media network through exclusive cooperation contracts with 13 newspapers with average daily circulation of approximately 3 million reaching 17 cities covering a population of approximately 76 million as of November 30, 2008

Negotiating with over 20 newspapers across China for potential cooperation

A devoted management team with substantial experience in running a print media business

Effective business model with proven organic revenue growth rate of 111% per year over the past three years

Provider of service to advertisers from a wide variety of industries

Proprietary database system (MAITS) for monitoring local media and advertisement markets

Operates one of the leading online newspaper websites ( www.duk.cn)  3rd by weekly traffic, according to iResearch Inc.

OMH Overview

Business promotion
activities

Advertising
planning

Evaluation report
for advertisement
effects

Customer feedback
and survey

Quality
control

Providing
content

Advice on
scheme design

Initiate effective
ways to increase
circulation

Comprehensive
training program

Business Model

Printing

Distribution
Consultation

OMH

Content Planning

Advertising

Subscribers

Retailers

Newspapers

Content  Providing

Pioneer of new business model in
newspaper sector

OMH initiated a new cooperation
model with newspapers in Fujian
Province in 2005  deposit certain
amount with newspaper to
engage full or partial co-operations
with newspapers through exclusive
contracts,  except final editorial right
which is restricted by law

Entered right of first refusal
regarding acquisition of editorial
rights when permitted by law

Savvy newspaper selection criteria

Only select either No.2 or No.3
city newspaper in expanding,
economically prosperous cities, such
as Shenyang, Tianjin and Ningbo, to
tap into huge demand of local markets

Emphasis on newspapers focused
on people's daily life and general
interests

Building A Nationwide Network

www.duk.cn (“Duk”)

Ranked 3rd (source: IResearch 2007.3) by weekly traffic
for electronic newspaper and magazines

Partnering with 48 newspapers and 464 magazine
companies, and publishing over 10,000 categories of
electronic magazines

500,000 daily click rate as of 11/30/2008

2.2 million registered users as of 11/30/2008

“The most popular web 2.0 website in 2006” , “The most
potential project in Internet in China” and “The most
invested value website” by the National News Publishing
Office

Synergy with newspaper

Duk.cn combines the websites managed by
newspapers with which OMH contracted

Duk.cn also hosts many events with the
newspapers, such as donation for “5.12”
earthquake; “Southeast Express 8th Anniversary”
“One Foundation with Jet Li”, etc.

All the activities and online news update promote
the click rate of Duke and attract advertisers for
online advertisement

Complementary Online Newspaper

Media Advertisement Information Tracking System (“MAITS’) supports the entire spectrum of newspaper and advertisement businesses, reinforcing core competitiveness

Nationwide network

Cutting-edge Database

An in-house developed, web-based system
for daily tracking media advertisement
information in local markets and daily
advertisement activities of OMH

MAITS contains original data for
advertisement by industry and major
advertiser on newspapers monitored in
areas where OMH operates, including
scale, pattern, space, price, content and
layout of various advertising

MAITS helps improve effectiveness of the
advertisements, and thus attract increasing
number of advertisers

Integrated newspaper services to produce the best print media platform

1.

Advise on layouts and columns of
the newspapers to meet the taste
of readers

2.

Improve design of advertising and
related contents

3.

Increase effectiveness of the
advertising using MAITS

4.

Initiate activities with readers and
companies to increase awareness
of and attention to the newspapers

5.

Increase circulation creatively,
such as pioneering the “Rent”
concept with newspaper to
subscribers, allowing subscribers
to pay only 1/3 of the annual
subscription fee and return old
newspaper to OMH, and offer
free newspaper to hotels,
restaurants, banks, and hospital
s, etc.

6.

Focus on quality of print

Integrated

Newspaper

Service

Activities
outside of
newspaper

Circulation and
Printing

Providing Select
Newspaper
Content  and
Layouts

Proven Track Record

37% average

revenue growth

of contracted

newspapers in the year

following co-operation

with OMH

Corporate advertisers

Diversified Customer Base

Advertisement space by industry

Diversified customer base reduces

concentration risk

Direct contact with customers reduces reliance

on advertising agents

Consumer products

23%

3C retailer

5%

Medicine

18%

Household furnishing

5%

Real estate

18%

Classfied Ad

31%

Secondary

agents, 202,

10%

4A Company,

303, 15%

Direct

company

1513, 75%

Competition Analysis

Contracted Newspaper

City

Circulation

Rank in
Circulation in
Local Market

Shenyang Evening

Shenyang

300,000

No. 2

Southeast Express

Fuzhou, Xiamen

280,000

No. 2

Lifestyle Express

Kunming

250,000

No. 2

Yan Zhao Du Shi Daily

Tangshan,

Qinhuangdao

500,000

No. 1

Southeast Business

Ningbo

250,000

No. 3

Jinhua Daily,

Jinhua Evening

Jinhua

250,000

No. 1

Modern Life Daily

Nanning, Beihai,

Qinzhou, Guilin

200,000

No. 2

Dalian Daily

Dalian

200,000

No. 2

Wuhan Morning

Wuhan

250,000

No. 3

Metro Express

Tianjin

180,000

No. 3

Holiday 100

Tianjin

170,000

No. 1 (Weekly)

Xiamen Business

Xiamen

150,000

No. 4

OMH edges out competition
with newspapers in local
markets where they operate
due to the following
advantages:

Top three circulations

Established network for
corporate clients

Sophisticated database
system MAITS
providing analytical
support to yield
effective results to
advertisers

Experienced team in
content planning and
providing to develop
news and materials
related with daily life of
general public

People and Culture

Motivated, creative and energetic people

The average age of the Company’s
employees is 34, 85% owns at least
associate degree

OMH embraces "confident, sincere, and
reliable" as its corporate culture

Encourage staff to communicate with
their managers about any issue directly
and publicly; young people promoted for
senior management positions based on
performance

Attractive work environment

Provide staff competitive compensation
package and incentive plan, along with
training programs and promotion
opportunities

Management,

86

Ad Planning ,

73

Content

Planning &

Providing, 190

Financial , 103

IT&MAITS, 53

Admin, 35

Sales and

Marketing, 384

Chen Zhi, Chief Executive Officer and Director

Founder of OMH and led OMH to become the leading privately owned print media company in China

Pioneered cooperation business model with state-owned newspapers in Fujian province

Received MBA course education in management from Xiamen University

Qualified accountant and registered tax advisor

Zhang Jingui,  Chief Operating Officer and Director

More than 24 years of experience in the print media industry

Founder and president of Southeast Express and Strait City Newspaper and Executive
president of Fujian Daily

Grew Southeast Express daily circulation to 300,000 in the 4 years after its inception

Earned bachelor degree from Fujian Normal University

Yu Shiquan, Vice President - Finance

More than 12 years of experience in financial management and tax advisory

Chief of financial department of OMH since its inception

Graduated from Fuzhou Broadcast and Television University

Experienced Management Team

Growth Plan & Strategy

Network Expansion

MAITS System

Contract with increasing number of newspapers in

Continuingly expand coverage and enhance functions
of MAITS to attract customers

rapidly developing cities across China, currently OMH

is negotiating with over 20 select newspaper
candidates

Strength in Newspaper Revenue Management

Vertical and Horizontal Expansion

Continue to improve contents of newspapers and design of

Improve newspaper website and on-line advertising.

Enter into other print media segments

advertisement; establish more local newspaper distribution

channels

Growth

Strategy

$55.5
$41.6
$23.0
$12.5
$14.8
2006
2007
2008

$11.5
$8.5
$4.3
$1.3
$2.3
2006
2007
2008 E

Financial Highlights

Gross Revenues

Fiscal Year Ended December 31, 2006 and 2007

Nine Months Ended September 30, 2008

Notes:

1. Gross revenue and net income for fiscal year ended 12/31/2006, 12/31/2007 and for nine months ended 9/30/2008 were audited under US GAAP, while gross revenue and net income for fiscal year 2008 are projected by OMH management under US GAAP. Gross revenue and net income for nine month ended
9/30/2007 were unaudited numbers under US GAAP

2. Average historical exchange rates over the applicable period

3. Revenues and net income for fiscal year 2008 were estimated by OMH management under US GAAP

($ in million)

($ in million)

Net Income

Fiscal Year Ended December 31, 2006 and 2007

Nine Months Ended September 30, 2008

Annual

2008 Projected Annual

Nine Months Ended 9/30

Transaction Summary

Under terms of the acquisition, the total consideration paid to the shareholders of OMH by CGSAC consists of:

$6 million in cash

6,259,000 shares of CGSAC of which 4,000,000 shares of CGSAC will be escrowed and released to OMH’s shareholders if OMH achieves both:

2008 net income of at least $11.5 million, and

2009 net income of at least $20 million

If either of the net income thresholds is not met, the 4,000,000 shares will be forfeited

Additional earn-out shares based on OMH’s U.S. GAAP audited net income

CGSAC’s management has agreed to put 562,500 or 50% of its promote shares into escrow

The escrowed promote shares will only be released if 2009 net income is at least $20 million. Otherwise, such shares will be forfeited

Notes:

1.

Estimated redemption value per share based on November 30, 2008 cash in trust

2.

EBITDA is defined as operating earnings before interest, taxes, depreciation and amortization, and extraordinary or non-recurring charges. EBITDA is estimated by management and has not been reviewed by outside accountants

3.

Unaudited and prepared by OMH management in accordance with U.S. GAAP

4.

Based on share prices as of December 15, 2008.

5.

Assumes an $8.05 share price and includes net warrants calculated based on the treasury stock method.  Excludes 4 million shares to OMH’s existing shareholders and 562,500 CGSAC promote shares held in escrow, which will not be released until 2009 and only if certain net income targets are met

The upfront transaction value, assuming an $8.05(1) share price, is $56.4 million including the escrowed shares and $24.2 million excluding the escrowed shares

Last twelve months ended September 30, 2008 (“LTM”) EBITDA(2) was $14.1 million(3), an increase of approximately 142% over fiscal year 2007

LTM net income was $10.4 million(3), an increase of approximately 144% over fiscal year
2007

Publicly traded comparable companies, including Chinese and U.S. print media companies, have an average 2008 PE multiple of 17.5x(4)

The fully-diluted pro forma equity value(5) is 7x the estimated 2008 net income of $11.5 million, representing a 60% discount to the publicly traded comparable companies

Transaction Valuation

Earn-Out Shares

The founders of OMH can earn additional shares of common stock if they achieve the following after-tax earnings in 2009-2012

2,500,000

RMB394,400,000

(Approximately US$58 million)

2012

2,500,000

RMB 278,800,000

(Approximately US$41 million)

2011

2,500,000

RMB 197,200,000

(Approximately US$29 million)

2010

2,000,000

RMB 136,000,000

(Approximately US$20 million)

2009

Additional Earn-Out Shares

After-Tax Profits

Year Ending
December 31,

Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

Notes:

Sources: Capital IQ, Bloomberg and company filings

Market data as of December 15, 2008

Public Company Trading Analysis

($ in millions, except per share data)

Enterprise

Market

Value/

Cap

Enterprise

LTM

2008

LTM

Enterprise Value/EBITDA

Share Price/EPS

Name

12/15/08

Value

Revenue

EBITDA

Net Inc.

EPS

EPS

Revenue

LTM

CY2008

CY2009

LTM

CY2008

CY2009

Print Media:

Washington Post Co.

3,460.4

$

3,565.0

$

4,423.5

$

597.0

$

129.8

$

13.60

$

27.67

$

0.81x

6.0x

5.2x

5.5x

27.2x

13.4x

14.2x

The New York Times Company

1,022.4

2,090.0

3,042.6

433.2

(32.5)

(0.29)

0.68

0.69

4.8

6.0

7.0

NM

10.5

12.9

Shanghai Xinhua Media Co., Ltd.

1,022.8

1,066.8

259.3

20.9

24.6

0.06

0.07

4.11

NM

NA

NA

28.8

26.4

24.2

Huawen Media Investment Group Corporation

661.2

672.4

379.7

59.2

18.8

0.01

0.02

1.77

11.4

NA

NA

35.3

19.7

14.5

Chengdu B-ray Media Co. Ltd.

677.2

617.9

109.9

38.9

25.5

0.07

0.07

5.62

15.9

13.7

11.9

27.3

25.9

21.5

Beijing Media Corp. Ltd.

58.3

(67.7)

145.4

5.8

2.5

0.01

0.03

NA

NM

NA

NA

23.8

9.2

15.6

Mean

2.60x

9.5x

8.3x

8.1x

28.5x

17.5x

17.2x

Median

1.77

8.7

6.0

7.0

27.3

16.5

15.1